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                                                                    Exhibit 2(B)

                               FIRST AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                             COMPUDYNE CORPORATION,

                               NEW TIBURON, INC.,

                                       and

                                  TIBURON, INC.

                          Dated as of January 25, 2002





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                               FIRST AMENDMENT TO
                          AGREEMENT AND PLAN OF MERGER

            FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the "FIRST AMENDMENT"), dated as of January 25, 2002 by and among COMPUDYNE CORPORATION, a corporation organized under and governed by the laws of the State of Nevada with its principal offices located at 7249 National Drive, Hanover, MD 21076 ("PARENT"), New Tiburon, Inc., a corporation organized under and governed by the laws of the Commonwealth of Virginia, with its principal offices located at 7249 National Drive, Hanover, MD 21076, and a wholly-owned subsidiary of Parent ("MERGER SUB") and TIBURON, INC., a corporation organized under the laws of the Commonwealth of Virginia, with its primary offices located at 39350 Civic Center Drive, Suite 280, Fremont, CA 94538 (the "COMPANY").

                                    RECITALS

            WHEREAS, the Parent, Merger Sub and the Company are parties to a certain Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated as of May 10, 2001, providing for the terms and conditions of a merger of the Company with and into Merger Sub with Merger Sub as the surviving corporation as set forth below (the "MERGER"), upon the terms and subject to the conditions set forth in the Merger Agreement and the provisions of Title 13.1, Chapter 9, of the Code of Virginia (1950) (the "VIRGINIA CORPORATION LAW") pursuant to which, among other things, each issued and outstanding share of Common Stock par value $0.10 per share, of the Company (the "COMPANY COMMON STOCK"), excluding any shares of Company Common Stock owned, directly or indirectly, by the Company or any subsidiary of the Company or by Parent, Merger Sub or any other subsidiary of Parent and any Dissenting Shares (as defined herein), shall be convertible into the right to receive the Merger Consideration (as defined in the Merger Agreement);

            WHEREAS, pursuant to the provisions of the Merger Agreement, on or about July 10, 2001, the Parent delivered to the Company a Parent's Notice of Merger Election, indicating the Parent's intention to go forward with the Merger and setting forth its selection of a Stock Percentage (as defined in the Merger Agreement), of 100% Parent Common Stock as the Consideration for Company Common Stock (as defined in the Merger Agreement);

            WHEREAS, in accordance with the terms of the Merger Agreement, the VWAP (as defined in the Merger Agreement to be the volume weighted average price of all Parent Common Stock traded, as reported on the NASDAQ National Market during the sixty (60) calendar days ending two (2) business days prior to the Parent's Notice of Merger Election) to be used as the denominator for determining the Exchange Ratio (as


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defined in the Merger Agreement) was agreed among the parties shortly after the delivery to the Company of the Parent's Notice of Merger Election to be $8.6164;

            WHEREAS, on October 29, 2001, the Parent issued 1,075,507 new shares of Parent Common Stock to purchasers who were, generally, not previously holders of Parent Common Stock;

            WHEREAS, on October 29, 2001, William Blair Mezzanine Capital Fund, L.P. sold all 1,374,493 of the shares of Parent Company Stock it then owned to purchasers who were, generally, not previously holders of Parent Common Stock;

            WHEREAS, the Merger Agreement provides that, as a condition for the Closing of the Merger, the Parent Stockholder Approval (as defined therein) shall have been obtained;

            WHEREAS, Parent's management has informed the Company's management that intervening circumstances make it unlikely that it would be able to obtain the required Parent Stockholder Approval without a modification to the stock consideration to be paid by the Parent in the Merger;

            WHEREAS, the Board of Directors of the Company has determined that entering into this First Amendment is in the best interests of the Company and its stockholders, subject to the provisions of Section 7 hereof with respect to the Board of Directors' subsequent approval and recommendation of the Merger after receipt and review of an opinion in writing with respect to the fairness of the Merger Consideration (as defined in the Merger Agreement, as amended hereby and has approved the Company's entering into this First Amendment;

            WHEREAS, the respective Boards of Directors of Parent and Merger Sub, and Parent, acting as the sole stockholder of Merger Sub, have approved the Merger and its terms, as amended by this First Amendment;

            WHEREAS, for United States federal income tax purposes, it is intended that the Merger, as amended by the terms hereof, shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code, as amended (together with the Treasury regulations thereunder, the "CODE"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code;

            NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree that the Merger Agreement be and it hereby is amended and modified as follows:



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            SECTION 1. Section 1.1 of the Merger Agreement is deleted in its entirety and a new Section 1.1 is adopted in lieu thereof, as follows:

                        "Upon the terms and subject to the conditions set forth
            in this Agreement, and in accordance with the Virginia Corporation Law, the Company shall be merged with and into Merger Sub at the Effective Time (as defined herein). At the Effective Time, the separate corporate existence of the Company shall cease, and Merger Sub (a) shall continue as the surviving corporation as a direct wholly owned subsidiary of Parent (as the context requires, Merger Sub, after giving effect to the Merger, is sometimes hereinafter referred to as the "SURVIVING CORPORATION"), (b) shall succeed to and assume all the rights and obligations of the Company in accordance with the Virginia Corporation Law, and (c) shall have the corporate name "Tiburon, Inc."

            SECTION 2. Subsection 2.1(c) of the Merger Agreement is deleted in its entirety and a new Subsection 2.1(c) is adopted in lieu thereof, as follows:

                        "(c) (i) Except as otherwise provided in Section 2.1(a),
            Section 2.2, or Section 2.7, each Share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive consideration of $4.80, plus increments for each full calendar month (i.e., each monthly period ending on the same date within each month) that passes from September 2, 2001 to the Effective Time in amounts equal to (x) $0.045 for each of the first six (6) full calendar months, (y) $0.05 for each of the next six (6) full calendar months, and (z) $0.075 for each full calendar month thereafter, (the "CONSIDERATION FOR COMPANY COMMON STOCK"), payable in immediately available funds or shares of Parent Common Stock, par value $.75 per share ("PARENT COMMON STOCK"), or a combination of both, as follows:

            (A) The aggregate Consideration for Company Common Stock payable to all holders of shares of Company Common Stock (excepting shares of Company Common Stock owned by the Parent, which will not participate in the exchange) shall include such number of shares of Parent Common Stock, issued in accordance with the Exchange Ratio described below, as is necessary in order that the aggregate number of shares of Company Common Stock exchanged through the Merger for shares of Parent Common Stock is at least 50% of the total number of shares of Company Common Stock exchanged through the Merger for Consideration for Company Common Stock. The Parent may elect, in its sole discretion (subject to the limitation set forth in the next sentence), to increase the percentage of the aggregate number of shares of Company Common Stock exchanged through the Merger for shares of Parent Common Stock to any amount in excess of the amount determined as described above, up to and


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                  including sixty-five percent (65%) of the total number of
                  shares of Company Common Stock exchanged through the Merger for Consideration for Company Common Stock (the percentage chosen by Parent to be paid in Parent Common Stock is hereinafter referred to as the "STOCK PERCENTAGE," and the portion of the Consideration for Company Common Stock to be paid with Parent Common Stock is hereinafter referred to as the STOCK COMPONENT"). The Parent shall not elect a Stock Percentage which does not permit the condition set forth in
                  Section 8.1(i) to be satisfied if there is another Stock Percentage which is permissible under this Subsection 2.1(c)(i)(A) which does permit that condition to be satisfied. The balance of such Consideration for Company Common Stock shall consist of immediately available funds (the "CASH COMPONENT", AND THE DIFFERENCE BETWEEN ONE HUNDRED PERCENT (100%) AND THE STOCK PERCENTAGE, THE "CASH PERCENTAGE"). With respect to that portion of the Consideration for Company Common Stock to be paid in Parent Common Stock, holders of shares of Company Common Stock shall be entitled to receive, for each such share of Company Common Stock, that fraction of a share of Parent Common Stock determined by dividing the Consideration for Company Common Stock by $11.00 (the "EXCHANGE RATIO"). Attached hereto as Exhibit E is a schedule setting forth examples of the Stock Component and the Cash Component, using stated assumptions concerning variables applicable to the calculation.

            (B) Notwithstanding the amount of the Stock Percentage (as defined in this Section 2.1 above elected by the Parent, any holder of Company Common Stock may elect, by giving notice of such election at the time such holder's shares of Company Common Stock are surrendered to the Exchange Agent pursuant to
                  Section 2.7, to receive Consideration for Company Common Stock consisting of a Stock Component greater or less than the amount determined using the Stock Percentage (with the balance of such Consideration for Company Common Stock consisting of the Cash Component), up to and including one-hundred percent (100%) Stock Component and down to and including zero percent (0%) Stock Component, provided however, if the effect of all elections made by holders of Company Common Stock in accordance with the provisions of this paragraph would result, cumulatively, in a percentage of the aggregate number of shares of Company Common Stock exchanged through the Merger for shares of Parent Common Stock being either higher or lower than the Stock Percentage, then the percentages so elected in accordance with the provisions of this paragraph shall be adjusted pro rata in amounts necessary to restore the percentage of the aggregate number of shares of Company Common Stock exchanged through the Merger for shares of Parent Common Stock, to the Stock Percentage, and provided further, that if no such election is made in accordance with the procedures

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                  contemplated in Section 2.7, the Consideration for Company
                  Common Stock will be paid in accordance with the Stock Percentage.

                        (ii) At the Effective Time, each share of Company 6.0%
                  Cumulative Convertible Preferred Stock, $100 par value (the "6.0% PREFERRED STOCK"), issued and outstanding immediately prior to the Effective Time shall be converted to shares of preferred stock of the Parent, which shall have the terms and conditions described in Exhibit F (the "PARENT PREFERRED STOCK"), and the right to receive immediately available funds, as follows: (A) a number of shares of Parent Preferred Stock equal to the product of (x) the number of shares of Company Common Stock into which such share of 6.0% Preferred Stock was convertible immediately prior to the Effective Time times (y) the Exchange Ratio times (z) the Stock Percentage, each of which such shares of Parent Preferred Stock shall be convertible into an equal number of shares of Parent Common Stock, and (B) the right to receive immediately available funds in an amount equal to the product of (x) the number of shares of Company Common Stock into which such share of 6.0% Preferred Stock was convertible immediately prior to the Effective Time times (y) the Consideration for Company Common Stock times (z) the Cash Percentage. All rights holders of 6.0% Preferred Stock may currently have pursuant to that certain 6.0% Cumulative Convertible Preferred Stock Purchase Agreement dated June 3, 1997 by and between the Company and Hambrecht & Quist Transition Capital, LLC shall be extinguished.

                  The Consideration for Company Common Stock and the
            consideration for the 6% Preferred Stock referred to in this subsection 2.1 (c) are hereinafter referred to together as the "MERGER CONSIDERATION." The Parent shall elect, in its sole discretion, the Stock Percentage, subject to the requirements of (A) above, immediately prior to the Effective Time by delivering to the Company a written notice of such election, which notice shall be distributed to the holders of the Company Common Stock in the manner set forth in Section 2.7 hereof.

                  If the Effective Time occurs subsequent to any stock split, reverse stock split, share dividend, split-up, recapitalization or reorganization with respect to the Parent or the Parent Common Stock, as applicable, as a result of which shares of Parent Common Stock shall have been issued in respect of outstanding shares of Parent Common Stock or shares of Parent Common Stock shall be changed into the same or a different number of shares of Parent Common Stock or another class or classes of capital stock of the Parent, the Exchange Ratio shall be adjusted equitably to reflect such stock split, reverse stock split, share dividend, split-up, recapitalization or reorganization.


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                  None of the Parent, any subsidiary of the Parent, Martin A.
            Roenigk, Alan Markowitz, the Company, or any Major Shareholder of the Company shall, on the date of the Effective Time or during any of the ten trading days prior to that date, purchase, sell or otherwise engage in any trading transactions (including without limiting the generality of the foregoing, short sales and trading in options or other derivatives) with respect to any shares of Parent Common Stock other than in private transactions.

                  Immediately prior to the Effective Time, Parent shall
            contribute to Merger Sub the right to cause the delivery of the Merger Consideration in consideration of the issuance to Parent by Merger Sub of 1,000 shares of common stock, $.00l par value per share, of Merger Sub. Merger Sub shall satisfy its obligations to deliver the Merger Consideration by exercising such right to cause Parent to deliver the same. Parent shall cause Merger Sub to deliver the Merger Consideration pursuant to the terms of this Article II."

            SECTION 3. Section 2.4 of the Merger Agreement is deleted in its entirety.

            SECTION 4. Section 2.6 of the Merger Agreement is deleted in its entirety and a new Section 2.6 is adopted in lieu thereof, as follows:

                  "Section 2.6. Stock Options and Warrants. Prior to the mailing of the Proxy Statement, the Board of Directors of Parent and the Board of Directors of the Company shall adopt such resolutions or take such other actions as may be required to effect the following:

                  (a) All outstanding employee and director stock options to purchase shares of Company Common Stock ("COMPANY STOCK OPTIONS") granted under the Company's 1994 Incentive Stock Plan (the "OPTION PLAN") shall be cancelled prior to the Effective Time.

                  (b) At the Effective Time, the Parent shall issue to the
            holder or holders of warrants to purchase Company Common Stock outstanding as of the Effective Date, in exchange for such warrants to purchase Company Common Stock (the "COMPANY WARRANTS"), the following: (A) that number of warrants which have terms and conditions described in Exhibit G (the "PARENT WARRANTS") which will entitle the holder to receive, upon the exercise thereof and the payment of the pro rata portion of the exercise price of the Company Warrants attributable to the Parent Warrants, that number of Shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock which the holder would have received upon the exercise of the Company Warrants immediately prior to the Effective Time times (y) the Exchange


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            Ratio times (z) the Stock Percentage; and (B) immediately available funds in an amount equal to the product of (w) the number of shares of Company Common Stock which the holder would have received upon the exercise of the Company Warrants immediately prior to the Effective Time times (x) the Consideration for Company Common Stock times (y) the Cash Percentage, less that portion of the exercise price attributable to the immediately available funds. For the purpose of attributing the exercise price for the Company Warrants respectively to the Parent Warrants and to the immediately available funds to be issued to a holder of Company Warrants hereunder, an amount equal to the aggregate exercise price for the Company Warrants times the Stock Percentage shall be attributable to the Parent Warrants, and the balance shall be attributable to the immediately available funds.

                  (c) Except as specifically provided in this Section 2.6, the
            Company shall ensure that following the Effective Time no holder of a Company Stock Option or holder of any option or warrant to purchase Company Common Stock described in paragraph (a) or (b) above shall have any right thereunder to acquire equity securities of the Company or the Surviving Corporation and no shares of Company Common Stock shall be purchased pursuant to the Option Plan.

                  (d) Parent shall use its best efforts to effect the
            registration of all shares of Parent Common Stock issuable pursuant to Section 2.1(c)(ii) and subsection (b) hereof with the Securities and Exchange Commission under the Securities Act, and pursuant to the exercise of such best efforts Parent shall seek to effect such registration in the same S-4 Registration Statement used to register the shares of Parent Common Stock to be issued to holders of the Company Common Stock in the Merger, or a companion S-3 Registration Statement filed at the same time as such S-4, provided however, that during such period of time, if any, that registration is not available notwithstanding the Parent's use of best efforts, such shares shall be restricted, unregistered shares and shall bear legends reflecting such restrictions.

            SECTION 5. Subsection 2.7(b) of the Merger Agreement is deleted in its entirety and a new Subsection 2.7(b) is adopted in lieu thereof, as follows:

                  "(b) Exchange Procedures. As soon as practicable after the
            Effective Time of the Merger, but in any case within 10 business days thereafter, the Exchange Agent shall mail to each holder of an outstanding certificate(s) which prior thereto represented shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon


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            delivery of such certificate(s) to such Exchange Agent), (ii)
            instructions for use in effecting the surrender of the certificate(s) for the Consideration for Company Common Stock, and
            (iii) an explanation of the Stock Percentage elected by the Parent and of the election to receive Consideration for Company Common Stock consisting of Cash Component and Stock Component amounts other than a pro rata portion of each, as described in Section 2.1(c). Upon surrender to the Exchange Agent of such certificate(s) for cancellation, together with such letter of transmittal, the holder of such certificate(s) shall be entitled to the Consideration for Company Common Stock consisting of the pro rata portion of Cash Component (taking into account all elections by former holders of Company Common Stock and any adjustment required thereto in order that the aggregate Stock Component distributed to all former holders of Company Common Stock equals the Stock Percentage) and a certificate(s) representing the number of whole shares of Parent Common Stock into which the aggregate number of shares previously represented by such certificate(s) surrendered shall have been converted pursuant to Section 2.1(c) of this Agreement. The Exchange Agent shall accept such certificate(s) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time of the Merger, there shall be no further transfer on the records of the Company of any certificate(s) representing shares of Company Common Stock and if such certificate(s) is presented to the Company for transfer, it shall be canceled against delivery of a certificate(s) for cash and shares of the Parent Common Stock as hereinabove provided. If any certificate(s) for such shares of the Parent Common Stock is to be issued in a name other than that in which the certificate(s) for shares of Company Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate(s) so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Parent or its transfer agent any transfer or other taxes required by reason of the issuance of a certificate(s) for such shares of Parent Common Stock in a name other than that of the registered holder of the certificate(s) surrendered, or establish to the satisfaction of Parent or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.7(b), each certificate for shares of Company Common Stock shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the applicable Consideration for Company Common Stock. No interest will be paid or will accrue on any cash payable in lieu of any fractional share of Parent Common Stock."

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            SECTION 6. Subsection 2.7(e) of the Merger Agreement is deleted in its entirety and a new Subsection 2.7(e) is adopted in lieu thereof as follows:

                  (e) No Fractional Shares.

                  (i) No certificate or scrip representing fractional shares of
            Parent Common Stock shall be issued upon the surrender for exchange of any certificate(s) representing shares of Company Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent; and

                  (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would have otherwise been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, an amount in cash equal to the product of such fraction and $11.00.


            SECTION 6A. Subsection 6.1(d) of the Merger Agreement is deleted in its entirety and a new subsection 6.1(d) is adopted in lieu thereof, as follows:

                  "(d) During the period ending May 30, 2002 so long as Parent continues in good faith to take such actions contemplated in the Merger Agreement, as amended hereby, to effect the consummation of the Merger, the Company will not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept, or consider any proposal of any other person relating to the acquisition of Company Common Stock, the Company's assets or business, in whole or in part, whether directly or indirectly, through purchase, merger, consolidation, or otherwise (other than sales of inventory in the normal course)(any such transaction referred to hereinafter as an "ACQUISITION"); provided however, that the Company's Board of Directors may, to the extent reasonably necessary in the exercise of its fiduciary duties, entertain bona fide offers relating to an Acquisition (where bona fide offers include only offers of Acquisition for a stated amount with respect to which the potential acquirer has demonstrated financial capacity to consummate the offer). The Company will immediately notify Parent regarding any contact between the Company or its representatives and any other person regarding any such offer or proposal or any related inquiry."

            SECTION 7. Section 6.2 of the Merger Agreement is deleted in its entirety and a new Section 6.2 is adopted in lieu thereof, as follows:


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                  "Section 6.2. Action by Company Board of Directors and
            Stockholders.

                        (a) Promptly following the execution of this Agreement,
            the Company will engage a person who is not affiliated with Parent who, for compensation, engages in the business of advising others as to the value of properties, businesses or securities to provide an opinion in writing with respect to the fairness of the Merger Consideration (as defined in the Merger Agreement, as amended hereby) which satisfies the requirements of law, including Section 1203 of the California Corporation Law (the "Fairness Opinion") as soon as reasonably practicable and shall cooperate with Parent in providing to such person such information as is necessary to provide such Fairness Opinion as quickly as reasonably practicable.

                        (b) In the event that the Fairness Opinion is an
            affirmative opinion as to the fairness of the Merger Consideration to be provided to the Company's stockholders which is satisfactory to the Company's Board of Directors in the exercise of their fiduciary duties, such fiduciary duties to be exercised by the Company's Board of Directors within five days of receipt by the Company of any such Fairness Opinion (an "ACCEPTABLE FAIRNESS OPINION"), promptly upon determination that any Fairness Opinion is an Acceptable Fairness Opinion, the Company's Board of Directors will (1) approve this Agreement as amended by the First Amendment and the transactions contemplated hereby, (2) approve the Merger under the terms as amended in the First Amendment, as being advisable and fair to and in the best interests of the stockholders of the Company, and (3) recommend to the stockholders of the Company approval and adoption of the Merger Agreement as amended by the First Amendment, the Merger and the other transactions contemplated hereby, and (4) submit this Agreement, as amended by the First Amendment, and the Merger to the Major Affiliate Stockholders and the Major Independent Stockholders (both as defined below) and the holders of the 6% Preferred Stock and the Parent, as the holder of the Company's 7.5% Cumulative Convertible Preferred Stock for approval by written consent. If the Agreement and Merger are approved, except as permitted under Section 9.1, the Company may not abandon the Agreement and Merger except upon the affirmative vote of the Company stockholders holding shares which would be sufficient to approve a merger under the Virginia Corporation Law.

                  (c) Upon determination that a Fairness Opinion is an
            Acceptable Fairness Opinion, the Company will also promptly request
            (i) certain stockholders who are executive officers and/or directors of the Company set forth on EXHIBIT A hereto (each a "MAJOR AFFILIATE STOCKHOLDER" and collectively, the "MAJOR AFFILIATE STOCKHOLDERS"), to enter into an


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            agreement, dated as of the date of the Board of Directors' action under subsection 6.2(b) and in the form of EXHIBIT B hereto, among each Major Affiliate Stockholder, Parent and Merger Sub (each an "AFFILIATE STOCKHOLDERS AGREEMENT"), and (ii) certain other stockholders of the Company also identified on EXHIBIT A (each a "MAJOR INDEPENDENT STOCKHOLDER" and collectively, the "MAJOR INDEPENDENT STOCKHOLDERS"), to enter into an agreement, dated as of the date of the Board of Directors' action under subsection 6.2(b) and in the form of EXHIBIT C hereto, among each Major Independent Stockholder, Parent and Merger Sub (each an "INDEPENDENT STOCKHOLDERS AGREEMENT");

                  (d) The Company will make stock transfer records relating to the Company available to the extent reasonably necessary to effectuate the intent of this Agreement, and otherwise will render reasonable assistance to Parent in connection with the Merger."

            SECTION 8. Section 6.3 of the Merger Agreement is deleted in its entirety and a new Section 6.3 is adopted in lieu thereof, as follows:

                  "Section 6.3. Letter of the Company's Accountants. The Company
            shall use its commercially reasonable efforts to cause to be delivered to Parent the consent of PricewaterhouseCoopers, the Company's independent public accountants, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to Parent with respect to the inclusion of its Report on the Company's financial statements as of and for the period ended June 30, 2001 in such Form S-4, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. The Company will arrange to use Deloitte and Touche, independent accountants for the Parent, for any necessary review of the Company's short period financial statements as of and for the period ending immediately prior to and for use in the filing of the Form S-4, as well as for the review of any required management discussion and analysis and any pro forma financial statements required with respect thereto."

            SECTION 9. Section 6.6 of the Merger Agreement is deleted in its entirety and a new Section 6.6 is adopted in lieu thereof, as follows:

                  "Section 6.6. Cooperation in Arrangements with Lenders The
            Company shall, and shall cause its subsidiaries to cooperate with and assist Parent and its professionals and advisors in arranging for the


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            prepayment at the Effective Time of all indebtedness of the Company and its subsidiaries that Parent identifies to the Company it elects to prepay and otherwise ensuring that no "DEFAULT" or "EVENT OF DEFAULT" (under and as defined in the Credit Agreement dated as of November 16, 2001 among Parent and certain of its subsidiaries and PNC Bank, National Association as lender) shall occur by virtue of the Surviving Corporation becoming a wholly-owned subsidiary of Parent at the Effective Time, and shall provide whatever other assistance and cooperation Parent and its professionals and advisors might reasonably request in connection with any of the foregoing."

            SECTION 10. Section 6.9 of the Merger Agreement is deleted in its entirety and a new Section 6.9 is adopted in lieu thereof, as follows:

                  "Section 6.9. Access to Information. Parent will give the
            Company, its counsel, financial advisors, auditors and other authorized representatives reasonable access (during normal business hours and upon reasonable notice) to the officers, accountants, auditors, counsel and other representatives of Parent and its subsidiaries, will furnish to the Company, its counsel, financial advisors, auditors and other authorized representatives such financial, operating and property related data and other information as such persons may reasonably request under the circumstances, will furnish promptly to the Company a copy of each report, schedule, registration statement and other document filed by Parent from the date hereof until the Effective Time pursuant to the requirements of federal or state securities laws and will instruct Parent's and its subsidiaries counsel and financial advisors to cooperate with the Company in its investigation of the business of Parent and the subsidiaries. Notwithstanding the foregoing, the Company shall not be entitled to (a) non-public information that Parent reasonably concludes cannot or should not be disclosed to the Company for competitive reasons or applicable securities laws, (b) obtain title reports, surveys, environmental reports or similar reports or studies with respect to properties owned or leased by Parent or its subsidiaries (but the Company shall have the right to review any such reports in the possession of Parent) or (c) access to non-officer employees or customers or suppliers of Parent or its subsidiaries."

            SECTION 11. Section 6.11 of the Merger Agreement is deleted in its entirety and a new Section 6.11 is adopted in lieu thereof, as follows:

                  "Section 6.11. Obligations of Merger Sub. As of the Effective
            Time, Merger Sub will be a wholly-owned direct subsidiary of Parent. Parent will take all action, and provide all financing, necessary to cause

            Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement."

            SECTION 12. Section 6.17 of the Merger Agreement is deleted in its entirety.

            SECTION 13. Section 6.18 of the Merger Agreement is deleted in its entirety and a new Section 6.18 is adopted in lieu thereof, as follows:

                  "Section 6.18 Representation on Parent Board of Directors.
            After the consummation of the Merger, the Parent will nominate, and Martin Roenigk, and Alan Markowitz shall vote their respective shares of Parent Common Stock for election to Parent's Board of Directors, a representative or representatives of, and proposed by, the Company's Board of Directors prior to the Effective Time (the person or persons to be nominated hereinafter referred to as the "Tiburon Nominee" or "Tiburon Nominees," as the case may be), in such number such that the representative or representatives shall constitute approximately the same percentage of Parent's Board of Directors as the percentage of total outstanding Parent Common Stock held by the former Company shareholders at the Effective Time. It is understood that the members of the Parent's Board of Directors are, under Parent's by-laws, elected for staggered, three-year terms, and the Tiburon Nominee or Tiburon Nominees, as the case may be, will be nominated for full, three-year terms."

            SECTION 13A. Section 6.19 of the Merger Agreement is deleted in its entirety and a new Section 6.19 is adopted in lieu thereof, as follows:

                  "If the Board of Directors submits this Agreement, as amended by the First Amendment, and the Merger to the Parent for approval by written consent, the Parent shall promptly provide such approval by written consent with respect to the 7.5% Preferred Stock and the Company Common Stock owned by the Parent."

            SECTION 14. Section 7.1 of the Merger Agreement is deleted in its entirety and a new Section 7.1 is adopted in lieu thereof, as follows:

                  "Section 7.1. Preparation of Form S-4, S-3 and the Proxy
            Statement. As soon as reasonably possible, Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, as well as the Form S-3, as necessary. The Company will use its reasonable commercial efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger."

            SECTION 15. Subsection 7.2(a) of the Merger Agreement is deleted in its entirety and a new Section 7.2(a) is adopted in lieu thereof, as follows:

                  "Section 7.2. Reasonable Efforts; Notification.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, including, without limitation, Sections 6.1(d) and 6.2, each of the parties agrees to use reasonable commercial efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the Merger and the other transactions contemplated by this Agreement, including using reasonable commercial efforts (i) to obtain all other necessary waivers, consents and approvals from Governmental Entities and to make all other necessary registrations and filings (including other filings with Governmental Entities, if any), (ii) to obtain all necessary consents, approvals or waivers from third parties,
            (iii) to prepare the Form S-4 and the Proxy Statement and (iv) to repay, with funds of the Surviving Corporation, all of the Company's indebtedness contemplated by Section 6.6 at the Effective Time."

            SECTION 15A Section 7.4 of the Merger Agreement is deleted in its entirety and a new Section 7.4 is adopted in lieu thereof, as follows:

                  "Section 7.4. Action by Parent Board of Directors and Parent
            Stockholders.

                  (a) If an Acceptable Fairness Opinion has been delivered to the Company and upon the Company's Board of Directors' approving and recommending the various items set forth in Section 6.2(b) hereof, the Board of Directors of the Parent will (1) approve this Agreement as amended by the First Amendment and the transactions contemplated hereby, (2) approve the Merger under the terms as amended in the First

            Amendment, as being advisable and fair to and in the best interests of the stockholders of the Company, and (3) recommend, and submit to the stockholders of the Parent at a meeting to be duly called and held, approval and adoption of the Merger Agreement as amended by the First Amendment, the Merger and the other transactions contemplated hereby. If the Agreement and Merger are approved, except as permitted under Section 9.1, the Parent may not abandon the Agreement and Merger except upon the affirmative vote of Parent stockholders holding shares which would be sufficient to approve a merger under the Nevada Corporation Law."

            SECTION 16. Section 7.5 of the Merger Agreement is deleted in its entirety and a new Section 7.5 is adopted in lieu thereof, as follows:

                  "Section 7.5. Stock Exchange Listing. Prior to the Closing
            Date, Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ National Market, subject to notice of issuance."


            SECTION 17.   A new Section 7.8 is added as follows:

                  "Section 7.8 Exemption from Section 16(b) under the Securities
            Exchange Act of 1934. Parent and Merger Sub will take or cause to be taken all action available to it necessary to exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, all acquisition of securities in connection with the Merger by all persons associated with the company (including employees and directors of the Company) who are or may become officers or directors of Parent at or about the Effective Time. Parent and Company agree that they have been advised by their respective counsel that such action requires that Parent and/or Merger Sub shall approve the acquisition of securities in connection with the Merger by all persons associated with the Company (including employees and directors of the Company) who are to become officers or directors of Parent at or about the Effective Time, in accordance with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, including the guidance provided in the following no-action letter issued by the Securities and Exchange Commission:
            Skadden, Arps, Slate, Meagher & Flom, LLP (January 12, 1999, CCH Fed. Sec. L.Rep. P. 77,515). If Section 16(b) is amended prior to the Effective Date, or applicable regulations, case precedent or guidance from the Securities and Exchange Commission changes prior to the Effective Date, Parent and/or Merger Sub will in good faith consider actions necessary or appropriate to provide such an exemption from Section 16(b) and will take such action unless to do so would be unduly burdensome or adverse to the Parent or Merger Sub."

            SECTION 18. Subsection 8.1(a) of the Merger Agreement is deleted in its entirety and a new Subsection 8.1 (a) is adopted in lieu thereof, as follows:

                  "(a) the Company Stockholder Approval, the Merger Sub
            Stockholder Approval, and the Parent Stockholder Approval shall have been obtained, provided however, that the Parent Stockholder Approval shall be a required approval hereunder, whether or not the provisions of Nasdaq Marketplace Rule 4350(i)(1)(C) apply to the issuance of Parent Common Stock in the Merger;"

            SECTION 19. Subsection 8.1 (c) of the Merger Agreement is deleted in its entirety and a new Section 8.1 (c) is adopted in lieu thereof, as follows:

                  "(c) the shares of Parent Common Stock issuable to the holders of the Company Common Stock shall have been approved for listing on the NASDAQ National Market, subject to official notice of issuance; and"


            SECTION 20. Subsection 8.1 (e) of the Merger Agreement is deleted in its entirety and a new Subsection 8.1(e) is adopted in lieu thereof, as follows:

                  "(e) each Major Affiliate Stockholder shall have executed and delivered an Affiliate Stockholders Agreement, and each Major Independent Stockholder shall have executed and delivered an Independent Stockholders Agreement."


            SECTION 21. Subsection 8.1(f) of the Merger Agreement is deleted in its entirety and a new Subsection 8.1(f) is adopted in lieu thereof, as follows:

                  "(f) the consent of the holders of Company Preferred Stock to the transactions described in Section 2.1(c)(ii), and the consent of the holders of warrants to purchase Company Common Stock to the transactions described in Section 2.6(b) shall have been obtained."


            SECTION 22. Subsection 8.1(h) of the Merger Agreement is deleted in its entirety.

            SECTION 23. An additional Subsection 8.1(i) shall be added as follows:

                  8.1(i). The Parent and the Company shall each have received from their respective counsel an opinion, in form and substance reasonably satisfactory to them, substantially to the effect that on the basis of facts, representations, and assumptions set forth in such opinion which are consistent with the state of facts existing at the time of such opinion, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, the receipt by shareholders of the Stock Component in the Merger will not result in the recognition of gain or loss by such shareholders for federal income tax purposes, and the Company will not recognize any gain or loss for federal income tax purposes in connection with the Merger. In rendering such opinion, such counsel may require and, to the extent such counsel deems necessary or appropriate, may rely upon representations made in certificates of officers of the parties, their respective affiliates and others. Parent and the Company have been advised by their respective counsel that absent a change in the Code, regulations thereunder, applicable case law precedent or Internal Revenue Service guidance on the subject, such opinion should be issuable if the value of the Consideration for Common Stock represented by the Stock Component, together with any other Merger - related consideration consisting of stock of the Parent, which, for the purposes of such an opinion, must be included, equals or exceeds forty percent (40%) of the sum of (i) the value of the Company Common Stock, including the Company Common Stock owned by the Parent, outstanding at the Effective Time, plus (ii) the value of the 6.0% Preferred Stock outstanding at the Effective Time, calculating this percentage using the methodology shown in Exhibit E (the percentages determined using the assumptions set forth in Exhibit E being those shown in Column N, "Stock % of Total Value" of the spreadsheets included in Exhibit E).

            SECTION 24. Subsections 8.2 (a) and 8.2 (c) of the Merger Agreement are deleted in their entirety and are replaced by the following:

                  8.2(a). Parent and/or Merger Sub shall have obtained third party institutional financing sufficient in amount to satisfy the minimum Cash Component permitted under Subsection 2.1(c)(i)(A). Parent will use its best efforts to obtain such financing on commercially reasonable terms. Parent shall be deemed to have waived this condition unless it notifies the Company in writing on or before the fourteenth (14th) day following the date of execution of the First Amendment adding this provision to the Merger Agreement that it does not intend to proceed to complete the Merger because it has not obtained such financing.

                  8.2(c). [INTENTIONALLY OMITTED]


            SECTION 25. Section 9.1 of the Merger Agreement is deleted in its entirety and a new Section 9.1 is adopted in lieu thereof, as follows:

                  "Section 9.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company:

                        (a) if the Merger shall not have been consummated by May
            30, 2002 for any reason other than those described in Subsections 9.1(b) or 9.1(c); provided, however, that the right to terminate this Agreement under this Section 9.1(a) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

                  (b) if any Restraint having any of the effects set forth in
            Section 8.1(b) shall be in effect and shall have become final and nonappealable;

                  (c) if an Acceptable Fairness Opinion has not been obtained after the Company has exhausted reasonable commercial efforts to obtain an Acceptable Fairness Opinion;

                  (d) if the Company Stockholder Approval shall not have been obtained or, having been obtained, shall have been rescinded and this Agreement and the Merger abandoned as contemplated in Section 6.2(b) of this Agreement; provided, that the Company shall have no right to terminate this Agreement if the Company has materially breached the provisions of Section 6.2 of this Agreement; or

                  (e) if the Parent shall have given the Company the notice
            described in Subsection 8.2(a)."

            For purposes of Subsection 9.1, the Agreement shall be deemed to have been terminated by the Company if a majority of the members of the Company's Board of Directors votes in favor of termination at a meeting of the Company's Board of Directors held to consider the termination, even if under the Company's Bylaws a quorum is not present because no member appointed by the Parent attends the meeting.

            SECTION 26. Section 9.2 of the Merger Agreement is deleted in its entirety and a new Section 9.2 is adopted in lieu thereof, as follows:

                        "Section 9.2. Effect of Termination.

                        (a) If this Agreement is terminated pursuant to Section
            9.1(a), 9.1(b), 9.1(c), or 9.1(e), or because of the failure to satisfy a condition described in Section 8 which has not been waived, this Agreement shall become void and of no effect with no liability on the part of any party hereto or their respective officers and directors, except as set forth in the next sentence and except that the agreements contained in Sections 6.2,

            9.2, 9.3 and Article X shall survive the termination hereof. No such termination shall relieve any of the Company, Parent or Merger Sub, as the case may be, from liability for damages arising (a) from any willful or intentional breach of this Agreement, (b) from their obligations under this Section 9.2, Section 9.3 and Article X, or
            (c) from a failure to attempt to satisfy a condition described in
            Section 8 in good faith. If this Agreement is terminated as provided herein, each party (the "REDELIVERING PARTY") upon request therefore shall redeliver all documents, work papers and other materials obtained (whether before or after execution of this Agreement) by the Redelivering Party from the requesting party in connection with the transaction contemplated hereby, together with all copies thereof in the possession of the Redelivering Party.

                  (b) If this Agreement is terminated and the Merger abandoned by the Merger Sub or the Parent, for any reason other than one or more of those set forth in subsection (a) above, the Parent, if, after the Company's Board of Directors makes the approvals and recommendation contemplated in Section 6.2(b) hereof, Parent or Merger Sub is the terminating party shall pay to the Company, a termination fee of One Million Dollars ($1,000,000) as liquidated damages for the expenses incurred in connection with the negotiation, due diligence and other activities related to the Agreement (the "Termination Fee"). In addition to the foregoing, the Termination Fee shall also be due if, after the Company's Board of Directors makes the approvals and recommendations contemplated in
            Section 6.2(b) hereof, the Company Stockholder Approval has been obtained, each Major Affiliate Stockholder has executed and delivered an Affiliate Stockholders Agreement, and each Major Independent Stockholder has executed and delivered an Independent Stockholders Agreement, (i) the Parent fails to obtain approval from its shareholders as contemplated in Section 8.1(a), or (ii) the Merger shall not have been consummated by May 30, 2002 because of Parent's failure to attempt to satisfy a condition described in
            Section 8 in good faith, or (iii) if the Merger shall not have been consummated by May 30, 2002 solely because Parent has not obtained the financing described in Section 8.2(a).

            SECTION 27. Except as set forth in this Section 27, the parties intend that the representations and warranties of the Company contained in
Article IV of the Merger Agreement not be updated to and restated as of the date of this First Amendment. Notwithstanding the provisions of the previous sentence, the Company represents and warrants to the Parent and Merger Sub as of the date hereof, as follows:

            (a) Capitalization; Ownership of Stock. The authorized capital stock of the Company consists of twenty million (20,000,000) shares of Common Stock, par value

$0.10, five million seventy three thousand nine hundred fifty two (5,073,952) shares of which are issued and outstanding, one million nine hundred forty nine thousand seven hundred fifty eight (1,949,758) shares of which are reserved for issuance upon the exercise of conversion rights, options or warrants and none of which are held as treasury shares, and ten thousand (10,000) shares of 1997 6.0% Cumulative Convertible Preferred stock, par value $100.00 (the "6.0% PREFERRED STOCK"), three thousand three hundred thirty four (3,334) shares of which are outstanding and none of which are treasury shares and, five hundred twenty thousand eight hundred thirty three (520,833) shares of 7.5% Cumulative Convertible Preferred Stock, par value $5.76 (the "7.5% PREFERRED STOCK"), all shares of which are outstanding, (collectively, the Common Stock and the various series of preferred stock are referred to as the "CAPITAL STOCK"). There are no other authorized shares of any other class. All outstanding shares of Capital Stock have been validly issued by the Company and are fully paid, non-assessable and free of preemptive rights. Except as set forth in Schedule 4.2, no shares of Capital Stock have been reserved for issuance for any purpose and there is no subscription, option, warrant, call, right, contract, commitment, understanding or arrangement relating to the issuance, sale or transfer by the Company of any shares of Capital Stock including any right of conversion or exchange under any outstanding security or other instrument. The issuance and sale of all shares of Capital Stock have been in full compliance with all applicable federal and state securities laws.

            (b) The Company has the full power and authority to execute and deliver this First Amendment, and subject to the approval of its Board of Directors and subject to the Stockholder Approval (as defined below) required in connection with the consummation of the Merger, to consummate the transactions contemplated by this Agreement. The Merger requires approval by the holders of two-thirds of the outstanding Company Common Stock and the holders of the 6.0% Preferred Stock (collectively the "COMPANY STOCKHOLDER APPROVAL") and the approval of the holder of the 7.5% Preferred Stock (together with the Company Stockholder Approval, the "STOCKHOLDER APPROVAL"), which approval is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve the Merger and this Agreement and the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Company, except for the approval of its Board of Directors and the Stockholder Approval, provided however, that the Board of Directors of the Company has approved the provisions of Sections 6A, 7, 25, 26, 27 and 30 hereof such that the provisions of such Sections are fully binding and enforceable against the Company in accordance with the terms thereof, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally, and general equitable principles.

            SECTION 28. INTENTIONALLY OMITTED

            SECTION 29. Parent and Merger Sub hereby represent and warrant that they have all requisite corporate power and authority to enter into this First Amendment and, subject to the approval of Parent's Board of Directors and subject to the Parent Stockholder Approval required in connection with the consummation of the Merger, to consummate the transactions contemplated by this First Amendment. The Merger (i) requires the approval of Parent's Board of Directors and the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock, voting together as a single class (the "PARENT STOCKHOLDER APPROVAL"), which is the only vote of the holders of any class or series of the capital stock of the Parent necessary to approve the Merger, this Agreement and the transactions contemplated thereby, and (ii) requires the approval of the Parent, as the holder of all of the outstanding Merger Sub capital stock (the "MERGER SUB STOCKHOLDER APPROVAL"), which is the only approval of the holder of the capital stock of Merger Sub necessary to approve the Merger, this Agreement and the transactions contemplated thereby. The execution and delivery of this First Amendment by the Parent and the Merger Sub and the consummation by the Parent and the Merger Sub of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of the Parent and the Merger Sub, except for the approval of Parent's Board of Directors and the Parent Stockholder Approval, provided however, that the provisions of Sections 15A, 25, 26, 29 and 30 hereof are fully binding and enforceable against Parent and Merger Sub in accordance with their terms.

            SECTION 30. Except as amended and modified hereby, the Merger Agreement shall remain in full force and effect, and the Company, Merger Sub and Parent hereby ratify and confirm the Merger Agreement, as amended hereby.

            IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

TIBURON, INC.



By: /s/ Bruce Kelling
    ---------------------------

Name: Bruce Kelling
      -------------------------

Its:  CEO
     --------------------------


COMPUDYNE CORPORATION

By: /s/  Martin Roenigk
    ---------------------------

Name: Martin Roenigk
    ---------------------------

Its:  Chairman
    ---------------------------




NEW TIBURON, INC.



By: /s/ Martin Roenigk
    ---------------------------

Name: Martin Roenigk
    ---------------------------

Its:  Chairman
    ---------------------------